Contact

www.linkedin.com/in/egoiwegbu (LinkedIn)
www.thegoodmineral.com (Company)
www.misssalon.com (Company)
www.egoiwegbu.com (Personal)

Top Skills

Financial Analysis

Cash Flow

Cash Flow Forecasting

Ego Iwegbu

Co-Founder & CEO of The Good Mineral® MSLONDON® Cosmetics | EY Winning Women EMEIA Class 2023 | Author

City of Johannesburg, Gauteng, South Africa

Summary

Ego started out as a mathematician, salon entrepreneur, and author. Her entrepreneurial journey began in 1999 with Nail Haven, a first-of-their-kind chain of 6 nail bars in London's iconic Topshop Oxford Circus and prestigious Selfridges&Co.

In 2006, Ego founded Miss Salon Consulting, a one-stop shop catering to all aspects of the salon business whilst authoring two books on the subject. Relocating to South Africa in 2010 she expanded her business with the introduction of Miss Salon London; nail salons, and MSLONDON Cosmetics; an award-winning pure mineral makeup line that retails in South Africa's super store Woolworths. More recently, 2022, Ego ventured into the American market with The Good Mineral Cosmetics.

Ego's brands embody more than beauty; they mirror her belief in empowering women for the confident pursuit of dreams. A dynamic communicator and leader, Ego has trained over 250 women, written for Professional Beauty and Scratch magazines, and judged the Professional Beauty Awards twice. She's a sought-after speaker at entrepreneurial and women-focused events like WEConnect with EY, SAVCA, Cosmo Hustle, Dealmakers, and more. Featured in magazines including Oprah Daily, Marie Claire, Fortune, and more, Ego sparks enthusiasm and values teamwork. Admired by her peers, and respected by employees, she's a natural entrepreneur and mother of two remarkable boys.

Experience

THE GOOD MINERAL®

Co-founder & CEO

May 2022 - Present (4 years)

United States

The Good Mineral® is an award-winning clean makeup brand formulated specifically for sensitive, acne-prone skin. Our high-performance, non-comedogenic powders are crafted with minimal ingredients to deliver natural, breathable coverage — without irritation, breakouts, or compromise.

Backed by VC investment in 2021, we launched DTC in May 2022 via thegoodmineral.com, and are now also available through Amazon FBA. With a mission to empower the 25+ million Americans struggling with acne and skin sensitivity, we're building the go-to alternative to conventional makeup: skin-first, dermatologist-trusted, and community-driven.

Follow us @thegoodmineral
Visit & Shop www.thegoodmineral.com

MSLONDON® COSMETICS PTY LTD
CEO & Co-Founder
November 2016 - Present (9 years 6 months)
City of Johannesburg

MSLONDON® COSMETICS Pty Ltd is the manufacturer, wholesaler, and distributor of clean mineral makeup designed for sensitive, blemish-prone skin.

Created to solve common issues like unnatural colour matching, cakey finishes, and skin irritation, MSLONDON® offers super lightweight, breathable coverage with a natural glow—perfect for women who want to look effortlessly polished without feeling like they're wearing makeup.

Available at Woolworths, our range has been endorsed by top South African celebrities, makeup artists, and thousands of women who describe it as:
"So light and natural"
"My skin is glowing"
"You can't even tell I'm wearing makeup"

Follow us @mslondonmakeup
Visit & Shop www.mslondon.co.za

Miss Salon® LONDON
CEO
March 2011 - October 2025 (14 years 8 months)
Johannesburg Area, South Africa

We launched and managed 3 salons in South Africa for nearly 15 years.

Miss Salon®
Founder
2006 - October 2025 (19 years)

Nail Bar and Salon Business Consultants. Buy our complete step-by-step guide to Opening Your Own Salon or hire us to do it for you. Books by Ego Iwegbu available on Amazon and other online retailers - 'Open Your Own Salon The Right Way' and 'Kick Start Your Salon Into Profit'.

Nail Haven
Managing Director
1999 - 2005 (6 years)

Nail Haven, a chain of 6 open-plan nail bars in London's iconic Topshop Oxford Circus and Selfridges&Co, London, Manchester and Birmingham.

Education

King's College London, U. of London
Bachelor's Degree, Mathematics · (1992 - 1996)